UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 09 December 2024 London UK

US FDA accepts GSK's submission for the use of Nucala (mepolizumab) in COPD

●
Submission supported by MATINEE data showing significant and clinically meaningful reduction in annualised rate of moderate/severe exacerbations compared with placebo
●
Nucala could be the first approved biologic with monthly dosing for patients with COPD
●
COPD affects more than 14 million people in the US with estimates of 500,000 hospitalisations and up to 1.3 million emergency department visits each year

GSK plc (LSE/NYSE: GSK) today announced the US Food and Drug Administration (FDA) has accepted for review, data from the MATINEE study to support the regulatory review process to obtain a new indication for the use of Nucala (mepolizumab), as an add-on maintenance treatment for patients with chronic obstructive pulmonary disease (COPD) with an eosinophilic phenotype. The Prescription Drug User Fee Act (PDUFA) date is 7 May 2025.

The submission is based on data from the MATINEE study, which evaluated the efficacy and safety of mepolizumab in 804 patients with COPD who have evidence of type 2 inflammation characterised by blood eosinophil count.1 The trial recruited COPD patients with broad clinical presentations including hard to treat patients with emphysema-only, chronic bronchitis only, or a mix of both. The MATINEE study met its primary endpoint with the addition of mepolizumab to inhaled maintenance therapy, achieving a statistically significant and clinically meaningful reduction in the annualised rate of moderate/severe exacerbations versus placebo with patients treated for 52-104 weeks.

IL-5 is a key cytokine (protein) in type 2 inflammation, an inflammatory process exhibited in up to 40% of patients with COPD and the underlying pathobiology that drives symptoms and exacerbations.2-4 Type 2 inflammation is typically detected by blood eosinophil count, a biomarker, which can be measured by a simple blood test. This test can help indicate a COPD patient's risk of exacerbation and deterioration, their response to treatment, and inform treatment strategies in these patients.5

COPD affects more than 390 million people globally and over 14 million people in the US, exerting a significant burden on healthcare resources and the lives of patients.6-9 Recurrent exacerbations add to pressures on healthcare systems and account for a large proportion of the annual direct medical costs of COPD with emergency department visits and inpatient care costing the US healthcare system around $7 billion a year.6,8,9

The full results of MATINEE will be presented at a future scientific congress and form the basis of regulatory submissions around the world.

Nucala is currently approved for use in the US across four IL-5 mediated conditions. These include two respiratory  indications as an add-on maintenance treatment for patients with severe asthma with an eosinophilic phenotype aged 6 years and older and as an add-on maintenance treatment for adult patients with chronic rhinosinusitis with nasal polyps (CRSwNP) and inadequate response to nasal corticosteroids. Indications also include the use of Nucala for the treatment of adult patients with eosinophilic granulomatosis with polyangiitis (EGPA) and for the treatment of patients ages 12 years and older with hypereosinophilic syndrome (HES) for ≥6 months without an identifiable non-hematologic secondary cause.12 Nucala is currently not indicated for COPD anywhere in the world.

About chronic obstructive pulmonary disease (COPD) and type 2 inflammation
COPD is a progressive and heterogenous inflammatory lung disease that includes chronic bronchitis and emphysema, and is the third leading cause of death resulting in more than 3 million deaths annually.5,7 Patients with COPD experience persistent respiratory symptoms such as breathlessness, cough, and sputum along with progressive airflow obstruction due to the chronic inflammation that impact daily life.5 Exacerbations are acute episodes of worsening COPD symptoms and can result in hospitalisation and irreversible lung damage that leads to progressive lung function decline.  Exacerbations can result in a cycle of deterioration in overall physical health and increased mortality.5,12 Many patients experience persistent symptoms and exacerbations meaning there is a need for targeted therapies to address the underlying pathophysiology linked to disease progression.5,13-15

Type 2 inflammation is present in a variety of immuno-inflammatory conditions and is the underlying pathology that drives symptoms and exacerbations in up to 40% of people with COPD. 2 Blood eosinophil count is a biomarker for type 2 inflammation that can be easily measured by a simple blood test for levels of a type of white blood cell called eosinophils. IL-5 is a core cytokine (protein) in type 2 inflammation alongside IL-4 and IL-13.2 IL-5 is responsible for the growth, activity, and survival of eosinophils and there is now evidence to show IL-5 has broad effects on other immune and structural cell types beyond eosinophils, including those that contribute to inflammation, lung remodelling and disease progression.2,15-20 The individual role of these cell types has not been definitively established in COPD.

About Nucala
First approved in 2015 for severe asthma with an eosinophilic phenotype in the US, mepolizumab is a monoclonal antibody that targets and binds to interleukin-5 (IL-5), a key messenger protein (cytokine) in type 2 inflammation. Nucala has been developed for the treatment of a range of IL-5 mediated diseases associated with type 2 inflammation.

About the mepolizumab development programme for COPD
The mepolizumab program in COPD is comprised of three clinical trials. The first two studies, METREX and METREO, completed in 2017. MATINEE was designed to supplement METREX and METREO, building on our learnings from these studies and IL-5 science to identify the patients who could benefit the most from Nucala and support future submissions and approvals for use in this indication.21

For product and important safety information please consult the country relevant summary of product characteristics.
US information available at: https://www.accessdata.fda.gov/drugsatfda_docs/label/2017/125526s004lbl.pdf

About GSK in respiratory
GSK continues to build on decades of pioneering work to deliver more ambitious treatment goals, develop the next generation standard of care, and redefine the future of respiratory medicine for hundreds of millions of people with respiratory diseases. With an industry-leading respiratory portfolio and pipeline of vaccines, targeted biologics and inhaled medicines, we are focused on improving outcomes and the lives of people living with all types of asthma and COPD along with less understood refractory chronic cough or rarer conditions like systemic sclerosis with interstitial lung disease. GSK is harnessing the latest science and technology with the aim to modify underlying disease dysfunction and prevent disease progression.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith / Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in GSK's Annual Report on Form 20-F for 2023, and GSK's Q3 Results for 2024.

Registered in England & Wales:
No. 3888792
Registered Office:
79 New Oxford Street
London

WC1A 1DG

References
1.   ClinicalTrials.gov. Mepolizumab as Add-on Treatment IN Participants With COPD Characterized by Frequent Exacerbations and Eosinophil Level (MATINEE) Available at: https://clinicaltrials.gov/study/NCT04133909. Last accessed November 2024.
2.   Saha S, et al. Eosinophilic airway inflammation in COPD. Int J Chron Obstruct Pulmon Dis. 2006;1(1):39-47.
3.   Maspero J, et al. Type 2 inflammation in asthma and other airway diseases. ERJ Open Res. 2022;8:00576-2021.
4.   Singh D, et al. Eosinophilic inflammation in COPD: prevalence and clinical characteristics. Eur Respir J. 2014;44:1697-1700.
5.   GOLD Science Committee Members (2023-2024). The Global Strategy for Diagnosis, Management and Prevention of CO 2024. Available at: www.goldcopd.org Last accessed: November 2024.
6.   Adeloye D, et al. NIHR RESPIRE Global Respiratory Health Unit. Global, regional, and national prevalence of, and risk factors for, chronic obstructive pulmonary disease (COPD) in 2019: a systematic review and modelling analysis. Lancet Respir Med. 2022 May;10(5):447-458.
7.   Boers E, et al. Global Burden of Chronic Obstructive Pulmonary Disease Through 2050. JAMA Netw Open. 2023;6(12).
8.   CDC. Trends in the Prevalence of Chronic Obstructive Pulmonary Disease Among Adults Aged ≥18 Years - United States, 2011-2021. Weekly / November 17, 2023 / 72(46);1250-1256. Available at; Trends in the Prevalence of Chronic Obstructive Pulmonary Disease Among Adults Aged ≥18 Years - United States, 2011-2021 | MMWR (cdc.gov) Last accessed: November 2024.
9.   American Lung Association. COPD Trends Brief - Burden. Available at: https://www.lung.org/research/trends-in-lung-disease/copd-trends-brief/copd-burden Last accessed: November 2024.
10.  Press VG, et al. Preventing COPD Readmissions Under the Hospital Readmissions Reduction Program: How Far Have We Come? Chest. 2021;159(3):996-1006.
11.  Ruan, H,  et al. Readmission rate for acute exacerbation of chronic obstructive pulmonary disease: A systematic review and meta-analysis. Respir. Med. 2023, 206, 107090.
12.  U.S. Food and Drug Administration. Nucala Full Prescribing Information. Available at: http://www.accessdata.fda.gov/drugsatfda_docs/label/2019/761122s000lbl.pdf. Last accessed November 2024.
13.  Hurst J R, et al. Susceptibility to Exacerbation in Chronic Obstructive Pulmonary Disease. N Engl J Med. 2010;363:1128-38.
14.  Whittaker H, et al. Frequency and Severity of Exacerbations of COPD Associated with Future Risk of Exacerbations and Mortality: A UK Routine Health Care Data Study. Int J Chron Obstruct Pulmon Dis. 2022;17:427-437.
15.  Rabe KF, et al. Targeting Type 2 Inflammation and Epithelial Alarmins in Chronic Obstructive Pulmonary Disease: A Biologics Outlook. Am J Respir Crit Care Med. 2023;208(4):395-405.
16.  Buchheit KM, et al. Mepolizumab targets multiple immune cells in aspirin-exacerbated respiratory disease. J Allergy Clin Immunol. 2021;148(2):574-584.
17.  Barretto KT, et al. Human airway epithelial cells express a functional IL-5 receptor. Allergy. 2020;75(8):2127-2130.
18.  Bajbouj K, et al. IL-5 receptor expression in lung fibroblasts: Potential role in airway remodelling in asthma. Allergy. 2023;78(3):882-885.
19.  Siddiqui S, et al. Eosinophils and tissue remodeling: Relevance to airway disease. J Allergy Clin Immunol. 2023;152(4):841-857.
20.  Bergantini L, et al. Regulatory T cell monitoring in severe eosinophilic asthma patients treated with mepolizumab. Scand J Immunol. 2021;94(1):e13031.
21.  Pavord ID, et al. Mepolizumab for Eosinophil-Associated COPD: Analysis of METREX and METREO. Int J Chron Obstruct Pulmon Dis. 2021 Jun 16;16:1755-1770.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: December 09, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc